EXHIBIT 21 - SUBSIDIARIES OF THE SMALL BUSINESS ISSUER

HEALTH-CHEM CORPORATION
LIST OF SUBSIDIARY CORPORATIONS

Name	State or Country of Incorporation

Transderm Corporation	Delaware
Aberdeen Research Corporation	Delaware
Capco Delaware, Inc.	Delaware
HS Protective Fabrics Corporation	Delaware
Health-Chem Industries, Inc.	Delaware
Health Med Corporation	Delaware
Hercon Environmental Corporation	Delaware
Hercon Laboratories Corporation	Delaware
Hercon Pharmaceutical Corporation	Delaware
Herculite Products, Inc.	New York
Medallion Group, Inc.	Delaware
Pacific Combining Corporation	California
Research Development Corporation	Delaware
Springs Development Corporation	Delaware
York Aerosol Corporation	Delaware
York Aerosol Delivery Systems Corporation	Delaware